

Michael Burner

Chief Technology Officer at Buttonsmith Inc.

Redmond, Washington, United States · Contact info

16 connections

Buttonsmith Inc.

Harvard University

Experience

Chief Technology Officer
Buttonsmith Inc.
Feb 2014 – Present · 8 yrs
Carnation, WA USA

Develop software for fast-turn customization of a wide range of promotional and consumer products.

Data Consultant
Self-employed Consultant
Mar 2007 – Feb 2014 · 7 yrs
Redmond, WA

Assist political candidates, political organizations, and non-profits to target campaign outreach efforts through data extraction and analysis. Have worked in multiple states and at all levels of government, from campaigns for national office to community organization efforts. Developed familiarity with political processes, available political data, pollir ...see more

Microsoft
9 yrs

Systems Architect
2001 – 2007 · 6 yrs

Developed and evangelized solutions architecture based on XML Web Services
Developed innovative application models based on web services
Traveled world-wide to present Microsoft's strategy for service-oriented solutions architecture

Product Unit Manager
Jun 2000 – Apr 2001 · 11 mos
MSN

Ran product group developing online storage services
Coordinated marketing, development, and testing for online storage offering
Worked with senior management and diverse product teams to integrate storage with broader MSN web application suite

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Vice President, Development
Alexa Internet
Sep 1996 – Aug 1998 · 2 yrs
San Francisco Bay Area

Original developer for the Internet Archive and Alexa Internet; ran development team for Internet Archive and Alexa Internet
Developed the Internet Archive's Wayback Machine
Created first archive of the World Wide Web for the Library of Congress ...see more

Solutions Architect
Logica
Sep 1994 – Sep 1996 · 2 yrs 1 mo
Waltham, Massachusetts

Development work for contract systems development and integration company including significant work on interactive television
Specified designs for large-scale software systems for Fortune 500 customers
Managed project development teams to implement software systems ...see more

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Education

Harvard University
3 years, no degree, Philosophy
1978 – 1981